EXHIBIT 99.1

VIZSLA SILVER ISSUES ANNUAL EQUITY GRANT

NYSE: VZLA     TSX: VZLA

VANCOUVER, BC, May 1, 2025 /CNW/ - Vizsla Silver Corp. (TSX: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") announces that, pursuant to the Company's Omnibus Equity Incentive Compensation Plan, it has granted 4,050,000 stock options ("Options") at an exercise price of $2.90, 1,450,000 restricted share units (each, an "RSU") and 850,000 deferred share units (each, an "DSU") to directors, officers, employees and consultants (the "Optionees") of the Company. The Options are exercisable for a period of five years and will vest over the next two years and the RSUs will vest in three equal annual instalments commencing on the first anniversary of the grant date. The DSUs vest immediately and will be exchanged for one common share of the Company upon the time that the Optionee ceases to hold their position as an independent director.

The Options, RSUs and DSUs are subject to the approval and policies of the TSX Venture Exchange and the NYSE American.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. The Company recently completed a Preliminary Economic Study for Panuco in July 2024 which highlights 15.2 Moz AgEq of annual production over an initial 10.6-year mine life, an after-tax NPV5% of US$1.1B, 86% IRR and a 9-month payback at US$26/oz Ag and US$1,975/oz Au. Vizsla Silver aims to become the world's leading silver company by implementing a dual track development approach at Panuco, advancing mine development, while continuing district scale exploration through low-cost means.

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SOURCE Vizsla Silver Corp.

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%CIK: 0001796073

For further information: Contact Information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 08:00e 01-MAY-25